Exhibit 97

DIGINEX LIMITED

CLAWBACK POLICY

Introduction

The Board of Directors (the “Board”) of Diginex Limited (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy.

The Board has therefore adopted this policy (the “Policy”), effective as of the Company listing on a recognized exchange (the “Effective Date”), to provide for the recoupment of incentive compensation in circumstances outlined herein, as determined in the sole discretion of the Board or, if so designated by the Board or a delegated committee thereof (the “Administrator”).

Covered Executives

This Policy is applicable to the Company’s current and former executive officers (“Covered Executives”). The Policy will continue to apply to Covered Executives whose service with the Company is terminated for any reason after the Effective Date for three years following such termination, as related to acts performed or failures to act during their service with the Company.

Clawback Trigger

A Clawback Trigger includes the following (each, a “Clawback Trigger”):

1)	A material restatement of the Company’s financial statements arising from any conduct, action or behaviour by a Covered Executive, whether or not in connection with the Covered Executive’s employment/service;

2)	A material breach of the Code of Business Conduct of the Company or its Affiliate(s) committed by the Covered Executive; and

3)	Any action that inflicts material financial and/or reputational harm to the Company or its Affiliate(s) caused by the Covered Executive.

Whether a Clawback Trigger has occurred depends on all of the facts and circumstances and will be determined in the discretion of the Administrator; provided, that, whether an error is “material” for purposes of the Clawback Trigger will be determined in the discretion of the Audit Committee of the Board.

Incentive Compensation Subject to Clawback

For purposes of this Policy, the following incentive-based compensation (“Incentive Compensation”) is subject to Clawback under the Policy; provided, that, such Incentive Compensation is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure (as defined below):

●	Annual bonuses and other short- and long-term cash incentives.

●	Stock options.

●	Stock appreciation rights.

●	Restricted stock.

●	Restricted stock units.

●	Performance shares.

●	Performance units.

Financial Reporting Measures include:

●	Company stock price.

●	Total shareholder return.

●	Revenues.

●	Net income.

●	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”).

●	Funds from operations.

●	Liquidity measures such as working capital or operating cash flow.

●	Return measures such as return on invested capital or return on assets.

●	Earnings measures such as earnings per share.

Amount of Clawback

In the event of a Clawback Trigger, the Administrator will require reimbursement or forfeiture in part or in whole of any Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date of which the Company has actual knowledge of the occurrence of the Clawback Trigger.

The amount to be recovered and the method for recouping the Incentive Compensation will be solely determined by the Administrator at its sole discretion.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Administration

Except for the determination of the materiality of an error in a financial statement, which shall be determined by the Audit Committee, this Policy shall be administered by the Administrator. The Administrator shall interpret and construe this Policy consistent with applicable law and make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator, as the case may be, shall be final, binding and conclusive on all affected individuals.

Termination

The Policy shall terminate upon a determination by the Board to terminate the Policy.

Other Recoupment Rights

The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

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